BABY FOX INTERNATIONAL, INC.
Minhang District
89 Xinbang Road, Suite 305-B5
Shanghai, P.R. China

February 6, 2009

Via U.S. mail and facsimile
Jay Williamson
Division of Corporation Finance
Securities and Exchange Commission
100 F Streat, N.E.
Mail Stop 3561
Washington, D.C. 20649

Re:	Baby Fox International, Inc.
Registration Statement on Form S-1
Filed May 12, 2008
File No. 333-150835

Dear Mr. Williamson:

We are in receipt of your comment letter dated June 10, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

General Comments

1.
We note disclosure throughout your document indicating that the sellers will sell their shares at a fixed price of $.20 per share until your "common stock is quoted on the OTC Bulletin Board at which time the shares may be sold at prevailing market prices..." Rule 415(a) distinguishes between securities sold on behalf of persons other than the registrant and securities sold by or on behalf of the registrant. Please provide us with a legal and factual analysis supporting your conclusion that this is not a primary offering by the company.

Answer: Please be advised that this is not a primary offering by the Company. This is the registration for resale of securities on behalf of persons listed under the section of “Selling Stockholders” on page 30 of the Registration Statement. None of the selling stockholders is the Company, a subsidiary of the Company, or person of which the Company is a subsidiary.

2.
We note that you present forward looking statements and projections throughout your document despite your limited operating history. For example, on page 21 you project store growth from 67 to 494 stores between 2007 and 2012. Please review your Form S-l in its entirety to provide a reasonable basis for such projections within your disclosure document. Alternatively, such projections should be removed. In this respect your attention is directed to Item 10(b) of Regulation S-K.

Answer: Please note we have removed the projections and forward looking statements at issue on page 29.

3.
You appear to be a holding company for your wholly-owned, China-based, subsidiary, Shanghai Baby Fox Fashion Co., Ltd. which you acquired in September 2007. Please revise to clarify the jurisdiction of incorporation of your subsidiary (e.g., Nevada, China, British Virgin Islands, etc.). Also, please revise your document to address any legal implications associated with this ownership structure - including the repatriation of earnings and taxation to both the Company and investors.

Answer: Please be advised that we have revised to clarify that our subsidiary, Shanghai Baby Fox Fashion Co., Ltd., was incorporated under Chinese laws on page 1. We have revised our document to address the legal implications associated with this ownership structure on page 1 and repatriation of earnings and taxation on page 8 and 10.

4.	Please provide the disclosure contemplated by Item 502(b) of Regulation S-K or advise.

Answer: Please note we have provided the statement about “dealer prospectus delivery obligation” contemplated by Item 502(b) of Regulation S-K on the outside back cover page.

5.	Please revise to provide a separate section discussing Chinese laws and regulations and how they apply to you. This discussion should be tailored to your business.

Answer: Please be advised that we have revised to provide a separate section discussing Chinese laws and regulations and how they apply to our business on page 1 and 22. We also analyzed the risk associated with the compliance with Chinese laws and regulations under the Risk Factor Section on page 8.

6.
We note your intention to have your shares quoted on the OTC Bulletin Board. Please include a discussion of this plan in your business section, including, a cost estimate for obtaining and maintaining a listing, a timeframe for obtaining the listing, and a discussion of the various listing requirements along with the likelihood that the company will be able to meet them. We may have further comment.

Answer: Please be advised that we have revised our disclosure to include a discussion of our plan to have our shares quoted on the OTC Bulletin Board on page 2, 21and 22 in the “Business” section.

7.	Please revise to justify the left margins and leave the right margins ragged throughout the prospectus.

Answer: Please note we have justified the left margins and left the right margins ragged throughout the prospectus.

Registration Statement Cover Page

8.	Please check the box indicating that this is a rule 415 offering or advise us why you believe that rule 415 is not applicable.

Answer: Please note we have checked the box to indicate that this is a rule 415 offering.

9.	Please provide your SIC Code and I.R.S. Employer Identification Number.

Answer: Please note we have added the SIC Code and IRS Employer Identification Number.

Prospectus Summary page 1

10.	Please clarify who founded Baby Fox International and why.

Answer: Please be advised that we have clarified that Mr. Hitoshi Yoshida, a Japanese citizen, founded Baby Fox International and explained his purpose of founding the company on page 1.

11.	Please revise to indicate the value of the September 20, 2007 Equity Share Acquisition Agreement in U.S. dollars. Also, clarify whether this was an arms' length transaction.

Answer: Please be advised that we have revised to indicate the value of the September 20, 2007 Equity Share Acquisition Agreement in U.S. dollars and clarified that the acquisition was an arm’s length transaction on page 1.

12.
The Company makes promotional statements throughout its document For example, on page one you state that you are "rapidly growing," "a phenomenal success story" and your brand has gained "massive exposure." These statements should be qualified and contextualized or removed. Please revise or advise.

Answer: Please note we have removed the terms “rapidly growing” “phenomenal” and “massive” on page 1.

13.
We note that your website contains an investors’ page which allows investors to submit their contact information to you. Please advise us how the company has, is, or will, use this information. In addition, please analyze the Section 5 implications, if any.

Answer: Please note that to date, we have not received any information due to the fact that this webpage has not been functional. We have subsequently removed the investors’ page from our website.

14.
We note your use of the defined term the "Company" in the summary section. We also note your use of the defined terms "Prospectus" and "Registration Statement" later in the prospectus. Revise to eliminate the defined terms throughout your document.

Answer: Please note we have eliminated the defined terms “Company,” “Prospectus” and “Registration Statement” throughout the document.

Summary Financial and Operating Information, page 3

15.
It appears from the disclosure in the Consolidated Statement of Changes in Stockholders' Equity for the six    months ended December 31, 2007 that a dividend has been declared. Please revise to disclose dividends declared per common share as required by Item 301 of Regulation S-K.

Answer: Please be advised that the even if we declared cash dividend payable to Ms. Fengling Wang, the then sole shareholder of Shanghai Baby Fox, in fiscal year 2008, the dividend has not been paid to her as of the date of this registration statement.

Risk Factors, page 3

16.
We note your statement that "the risks and uncertainties described below are not the only risks facing us." You should not reference risks that are not deemed material. Revise to delete the noted statement. Also add disclosure, if true, that the Risk Factors section addresses all material risks.

Answer: Please note we have deleted the statement that “the risks and uncertainties described below are not the only risks facing us.” Please be advised that we have inserted additional material risk factors that are tailored to our business, including the risk disclosure related to compliance with Chinese laws and regulations on page 7 and 8. Please note we have added the statement that “This Risk Factors section has addressed all material risks that should be considered in evaluating an investment in the common stock.”

17.
A number of your risk factors appear to be generic. A risk factor is generic when it is capable of being applied to any company or a broad array of companies. Examples include "We need to manage growth...," "We cannot assure you that our organic growth...," and "Any future outbreak of avian influenza..." On page 6 you refer to the competition for personnel "in the Internet and the Entertainment industry" even though these are unrelated to you. Your risk factors should be revised to address the specific factual circumstances associated with your business that make these risks material to you.

Answer: Please note we have deleted the language “in the Internet and the Entertainment industry” that is unrelated to our business, and have revised all of the risk factors that appear to be generic.

18.
Please substantially revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors in the offering, For example, the subheadings "Our business is highly competitive and depends on consumer spending patterns" and "Substantially all of our business, assets and operations are located in China" simply state facts about the company in your subheadings. Your subheadings should be revised so that they adequately describe the specific risk addressed.

Answer: Please note that we have substantially revised our risk factor subheadings to concisely state the specific material risk that presents to our company or investors in the offering.

19.
Please reconcile your page 9 risk factor "the offering price of the shares was arbitrarily determined..." to your existing disclosure that the offering price is based upon the sale price in your recent private placement.

Answer: Please note we have revised the language to reconcile the conflict on page 10.

20.	Please include a risk factor indicating that Baby Fox Limited is your parent and controls you and address the implications to Investors.

Answer: Please be advised that we have disclosure the risk associated with the fact that Baby Fox Limited is our parent and controls us on page 7.

Dividend Policy, page 11

21.
We note that you have never declared or paid any dividends on your common stock, nor do you anticipate paying cash dividends in the foreseeable future. Please reconcile this disclosure to the Consolidated Statement of Changes in Stockholders' Equity for the six months ended December 31, 2007 which states a $377,599 dividend has been declared. Please advise and revise.

Answer: Please be advised that we have revised our statement to disclose that in fiscal year 2008, our wholly-owned subsidiary, Shanghai Baby Fox, declared cash dividends to Ms, Fengling Wang, its then sole shareholder on August 8, 2007 and December 10, 2007 in the amount of $401,973 and $433,757, respectively. The dividends have not been paid to her as of the date of this registration statement.

22.
Please revise to indicate both the dividend declaration date and anticipated payment date. Also, state the dividends payable per share and clearly indicate, if true, that no purchaser is entitled to such dividend.

Answer: Please be advised that we have revised our statement to disclose that in fiscal year 2008, our wholly-owned subsidiary, Shanghai Baby Fox, declared cash dividends to Ms. Fengling Wang, its then sole shareholder on August 8, 2007 and December 10, 2007 in the amount of $401,973 and $433,757, respectively. The dividends have not been paid to her as of the date of this registration statement, and we have not decided when the payment will be made.

Determination of Offering Price, page 11

23.
One and a half months prior to the March 2008 sale at $.20/share, the company valued stock issued to consultants at $.01/share. Please expand to address why the subsequent, higher, valuation is being used as the offering price. See Item 505(a) of Regulation S-K.

Answer: Please note that we have revised our statement to disclose that the shares issued to the consultants were valued at $0.20 per share on page 28 and II-3. We also added the explanation of the services provided by these consultants and how the shares were awarded to them.

Management's Discussion and Analysis General

24.
Please revise your "Plan of Operation" discussion to provide greater detail with respect to your future capital investment activities, particularly anticipated costs and time-frame. For example, revise to address:

a.	The amount you expect to spend on store expansion as well as your mail catalogue business; and,
Answer: Please be advised that we have disclosed the amount we expect to spend on store expansion on page 14. In addition, we have also inserted the business plan for the fiscal year of 2009 on page 14 and 15. We have decided not to launch the mail catalogue business and remove the relevant language from the disclosure.

b.	The average cost associated with opening a new store - including build-out, training and hiring, and inventory buildup costs.

Answer: Please be advised that we have disclosed the average cost associated with opening a new store on page 14, including built-out, training and hiring, and inventory buildup costs.

25.
If warranted, this discussion could be combined with your "Business" discussion later in your document. We note that you source your manufacturing from a related party. Please revise to indicate the percentage of your manufacturing that is sourced from this party and disclose the terms of any agreements with them. This agreement should also be filed as an exhibit. Finally, if the agreement is subject to cancellation, the company should address the impact that this would have on its business.

Answer: Please be advised that we have revised to indicate the percentage of our manufacturing that is sourced from the related party and the terms of our purchase agreement with the related party on page 16 under “Results of Operations.” This agreement is attached to this registration form as Exhibit 10.2. In addition, we have disclosed in the Risk Factor section the potential risk that the purchase agreement can be cancelled by the related party.

26.
Please revise to provide further information about how management monitors its results. For example, does management track sales per store or sales growth for stores open one year or greater? If so, revise to disclose and discuss these metrics.

Answer: Please be advised that we have revised to provide further information about how management monitors its results on page 12. We have also attached the mechanism of the metrics as Exhibit 99.4 to this Registration Statement.

27.	Please revise to indicate the amount of growth attributable to exchange rate fluctuations between the U.S. dollar and Chinese Renminbi.

Answer: Please be advised that we have revised on page 17 and 18 to indicate the amount of growth attributable to exchange rate fluctuations between U.S. dollars and Chinese Renminbi for the fiscal years ended on June 30, 2007, and 2008 and the three month period ended September 30, 2008.

28.
Please revise to include a discussion of critical accounting estimates and assumptions made in the preparation of your financial statements. Your disclosure should supplement the discussion of your accounting policies in the notes to the financial statements. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 available at www.sec.gov/rules/interp/33-8350.htm.

Answer: Please note that we have revised to include a discussion of critical accounting estimates and assumptions made in the preparation of our financial statements under Management’s Discussion and Analysis on page 20.

Results of Operations, page 13

29.
In reviewing your discussion, it is not entirely clear to the reader how management evaluates the business and its financial results. Accordingly, we ask you to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov.rules/interp/33-8350.htm.

In addition, your discussion of the results of operations does not go into much detail and it is difficult to understand the trends and events that have impacted the company's operations. Additional discussion is warranted. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results. Please revise or advise.

Answer: Please be advised that we have revised our disclosure to include a “Factors Relevant to Evaluating Our Business and Financial Performance” in the MD&A section on page 13 to discuss the events, trends, and uncertainties as most critical to our revenues, financial potions, liquidity, plan of operations and results of operations.

30.
Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods (e.g. disclose the increase in sales attributed to newly opened stores compared to same store sales and explain the changes in sales to non-corporate stores, etc). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts. Your revised variance analysis should fully explain the changes between periods for each income statement line item. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Answer: Please be advised that we have revised our disclosure to quantify underlying material activities that generate income statement variances between periods, including the increase in sales attributed to newly opened stores to same store sales and explain the changes in sales to non-corporate stores.

31.	Please expand your discussion to explain the material components of selling expenses and general and administrative expenses.

Answer: Please be advised that we have expanded our discussion to disclose the breakdown of the selling expenses and general and administration expenses under the “Results of Operations” section on page 17 and 18.

32.
In order to enhance an investor's understanding, please provide comparative sales data metrics for each period presented such as average store size, total store square footage, and sales per square foot, same store sales and newly opened store sales. Please ensure you disclose your basis for presenting each metric (I.e. same store sales include stores open xx years).

Answer: Please be advised that we have included comparative Sales Data Metrics on Exhibit 99.4.

Capital Resources and Liquidity, page 13

33.
Please revise to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. provide an explanation of the significant change in your accounts receivable, inventory, and accounts payable) for each period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Answer: Please be advised that we have revised the Capital resources and Liquidity section to indicate an analysis of the components of the statement of cash flows that explains the significant year-to-year variations in each line item for each period presented on page 18.

34.
The various relationships between the parties - notably Baby Fox Limited. Baby Fox International, Inc. and Shanghai Baby Fox Fashion Co., Ltd. is unclear from your disclosure. Please revise to clarify these relationships in terms of both ownership and control. In this respect a graphical presentation may assist the reader.

Answer: Please be advised that we have inserted a diagram in “The Company” section on page 1 to indicate the relationship among the parties.

35.	Please clarify whether Mr. Hotoshi Yoshida is the sole owner of Baby Fox Limited.

Answer: Please be advised that we have clarified that Mr. Hotoshi Yoshida is the sole shareholder of Baby Fox Limited, a British Virgin Islands company on page 20 and 21 in “The Business” section.

36.
Please revise to disclose the specific nature of the consulting services provided by each entity referenced as receiving shares on January 18, 2008. Also please clarify how these services were valued, and indicate why the company opted to make these payments in shares instead of cash.

Answer: Please be advised that we have revised to disclose the nature of the consulting services provided by each entity referenced as receiving shares on January 18, 2008 in “Capital Resources and Liquidity” section on page 20 and II-3. In addition, we have disclosed that the services were paid in the form of our common stock at $0.20 per share and the reason that we paid the consultants in shares instead of cash is because we wanted to minimize our cash expenses.

37.	Please revise to indicate your current amount of working capital.

Answer: Please note that we have revised to disclose our current amount of working capital in “Capital Resource and Liquidity” section on page 19.

38.	Please revise to clarify whether the company has any external source of liquidity. Also clarify whether the company has any material commitments for capital expenditures.

Answer: Please be advised that we have disclosed the material commitments for capital expenses as of June 30, 2008 in “Capital Resources and Liquidity” on page 18-21. We also revise our prospectus to disclose that we have external source of liquidity in “Capital Resources and Liquidity.”

Business, page 14

39.
We note you entered into an agreement to acquire Shanghai Baby Fox on September 20, 2007. Please revise here and throughout your registration statement to clarify the date the acquisition was consummated.

Answer: Please be advised that we have revised the registration statement to indicate the date of the acquisition of Shanghai Baby Fox as of September 20, 2007.

40.
On page 14 you indicate that Mr. Yoshida entered into an option agreement with certain board members to sell all of the shares of Baby Fox Limited. Please revise to disclose the material terms of this option agreement and related transactions. Also, please file the agreement as it would appear to constitute a change in control transaction.

Answer: we have disclosed the material terms of the option agreements on page 21 and page 33. Also we have filed the option agreements as Exhibits 99.1, 99.2 and 99.3.

41.
We note your disclosure on page 15 that products that don't sell in two to three weeks are either sent back to company headquarters or discounted. Please indicate what happens to products returned to headquarters.

Answer: Please be advised that we have revised to disclose how we handle the products returned to our headquarters on page 23.

42.
We note that the company uses several pictures starting on page 16. For each graphic presented, please revise your disclosure to explain the relevance and source of the graphic. For example, is the building on page 16 your headquarters? Alternatively revise to remove the pictures.

Answer: Please note that we have removed all the pictures.

43.	On page 16 you indicate that your executives and designers frequently collaborate with leading publications. Please substantiate this statement or remove.

Answer: Please note that we have removed the language “our executives and designers frequently collaborate with leading publications” on page 24.

44.
On page 17 you indicate that your "design concepts are provided by design and research centers in Italy, France, Japan and China [and you] use multiple designers to develop current fashions..." Please revise to expand on the material terms of these arrangements.

Answer: Please be advised that we have revised to disclose that we follow the market trend in Italy, France, Japan and China.

45.
Please revise to further discuss the standard terms associated with your "non-corporate stores" including any license fees paid, etc. Also, please file a form of this agreement.  Finally, please indicate the percentage of your revenues that come from these stores compared to company owned stores.

Answer: Please be advised that we have revised to disclose the standard terms associated with our “non-corporate stores” including any license fees paid, etc. in the Management Analysis and Discussion section on page 14 and 15. In addition, we attached a license agreement as Exhibit 10.3. Please note that we have indicated the percentage of our revenues that come from these stores compared to company owned stores in the Management Analysis and Discussion section on page 14.

Properties, page 23

46.
We note that you lease your executive offices from a related party free of charge and also rent other space from related parties. Please revise to disclose the market rates for each lease, if different from the amounts you pay. Also, please file each agreement.

Answer: Please note that we have revised to disclose the market rate for each lease. In addition, we have also filed the agreements as Exhibits 10.4, 10.5 and 10.6 to this prospectus.

Management, page 24.

47.	Please clarify, if true, that Jieming Huang and Jieping Huang are brothers.

Answer: Please note that we have revised to disclose that Jieming Huang and Jieping Huang are brothers on page 33.

48.	Revise to disclose each director's term of office and the period during which the director has served on your board, See Item 401 (a) of Regulation S-K.

Answer: Please note we have revised to disclose each director’s term of office and the period during which the director has served on our board under “Management” on page 32.

49.
For each officer and director, please describe all employment during the past five years. In the description, please include the name and business of the person's employer, beginning and ending dates of employment, and the positions held.

Answer: Please be advised that we have revised the prospectus to disclose all employment during the past five years for each officer and director.

50.	Please disclose the names of your promoters.

Answer: Please be advised that we do not have any promoter. We have removed the term “promoter’ on page II-2.

51.
Please clarify, if true, that none of your directors are independent in this respect, note the distinction between your statement that you are not required to have independent directors and a statement indicating that you do not, in fact, have them.

Answer: Please be advised that we have amended the S-1 to add the statement that none of our directors are independent on page 33.

52.
Please clarify the discussion under "Involvement in certain legal proceedings." For example, the first sentence contains a reference to "such person" which is unclear. Additionally, please revise the discussion to cover the company's executive officers.

Answer: Please be advised that we have revised to indicate that no bankruptcy proceedings have been filed against our executive officers and directors on page 33.

53.
Your existing disclosure indicates that your directors do not receive a fee for attending each board meeting. Please revise to indicate whether they receive remuneration of any kind in connection with their board service. We note your disclosure in the Summary Compensation Table regarding your directors.

Answer: Please be advised that under “Director Compensation” on page 35, we have indicated that our directors receive salary as disclosed in the “Summary Compensation Table.”

54.
On page 26 you explain that, "due to the limited scope of [y]our current operations, [you] have not adopted a corporate code of ethics..." Please revise to expand on this statement, especially in light of your revenues and the number of stores you have. Also, please clarify in light of exhibit 14.1. We may have further comment.

Answer: Please note that we have deleted the above referenced statement and instead reference our Code of Ethics on page 34 as set forth in Exhibit 14.1.

55.	We note your statement that the company is required to comply with Section 16(a). Please advise or revise.

Answer: Please note that the above referenced statement has been deleted.

Executive Compensation, page 26

56.
Please provide the discussion contemplated by Item 402(o) of Regulation S-K. Also, please clarify whether the company anticipates entering into employment agreements, or adjusting compensation, following the offering.

Answer: Please be advised that we have disclosed that we do not anticipate entering into employment agreements or adjusting compensation in the foreseeable future on page 35.

Security Ownership, pace 27

57.
We note disclosure elsewhere in your document indicating that certain management members have an option to purchase Baby Fox Limited. Baby Fox Limited owns 93% of the company. Please advise why the company has not reflected this option in its Beneficial Reporting table. Also please provide the disclosure contemplated by Item 403(c) of Regulation S-K or advise why no disclosure is required.

Answer: Please be advised that Item 403(a) of Regulation S-K requires the disclosure of the beneficial owner of more than five percent of any class of the registrant’s voting securities. This registration statement is filed for Baby Fox International, Inc. rather than Baby Fox Limited, the holding company of Baby Fox International, Inc. Therefore, pursuant to Item 403(a), we are not required to disclose the option plan in our Beneficial Reporting table. Please note that we have revise to disclose the option plans on page 25 of this registration agreement. Please also be advised that we have revised to provide the disclosure contemplated by Item 403(c) of Regulation S-K regarding change in control on page 36.

58.	Please revise to provide Mr. Yoshida's address.

Answer: Please note we have revised to provide Mr. Yoshida’s address on page 36.

59.	Please revise to indicate the number of officers and directors in the group.

Answer: Please note we have revised to indicate the number of officers and directors in the group on page 35.

60.	Please revise to provide the information required for each director and the named executive officers.

Answer: Please note that this section has been revised to provide the information required for each director and the named executive officers.

Certain Relationships and Related Transactions, page 28

61.
Please provide expanded discussion of the company's merchandise purchases from ChangZhou CTS Fashion Co., Ltd. This discussion should include the material terms of your arrangements with them and how the material terms were set. In addition, please clarify whether CTS produces merchandise for other vendors. Also, please fi1e any agreements associated with these arrangements.

Answer: Please be advised we have provided expanded discussion of our merchandise purchases from ChangZhou CTS Fashion Co., Ltd on page 36. We also attach the agreement as Exhibit 10.2 to this registration statement.

62.	Please indicate who approved each of the transactions disclosed in this section.

Answer: Please be advised that we have revised to disclose that our board of directors approved these transactions on page 36.

63.	Please provide the disclosure contemplated by Item 404(c) of Regulation S-K.

Answer: Please note that we do not have any promoters, and we have deleted the statement with reference to promoters on page II-2 and II-3.

64.	Please disclose any amounts payable to related parties.

Answer: Please be advised that we have revised to clarify that as of September 30, 2008, we have not paid any amounts to related parties on page 36.

Description of Securities, page 28

65.
Please remove your page 29 statement that "[a]ll of the outstanding shares of common stock are... duly authorized, validly issued, fully paid and non-assessable" as the Company is not qualified to make this determination or attribute the statement to counsel, and file counsel's consent to have its name and opinion in the prospectus.

Answer: Please note we have removed the statement that “[a]ll of the outstanding shares of common stock are … duly authorized, validly issued, fully paid and non-assessable” on page 37.

66.
Footnote three to your table on page 31 indicates that Favor Jumbo Enterprises Limited is controlled by the wife of your CEO. Please advise why this is not a related person transaction, or revise your disclosure responsive to Item 404 of Regulation S-K to address the material terms of this transaction. In addition, please clarify the services provided pursuant to this arrangement and who provided them. Also, please disclose that Favor Jumbo Enterprises Limited is an underwriter.

Answer: Please be advised that we have revised to disclose the transaction between us and Favor Jumbo Enterprises Limited controlled by the wife of our CEO on page 36. We have also disclosed that Favor Jumbo Enterprises Limited is not an underwriter.

67.	Please revise to address when, and how many of, your securities will become available under rule 144 in the future.

Answer:  Please be advised we have revised the statement to disclose that as of the date of this registration statement, there are 40,000,000 shares of our common stock are available for sale to the public in accordance with Rule 144. The following table illustrates the shareholder name, number of shares and date of issuance of the shares of the Company that may be eligible for resale under Rule 144.

Name	Numbers of Shares	Date of Issuance
Hitoshi Yoshida	100,000	August 13, 2007
Baby Fox Limited	37,957,487	January 18, 2008
Favor Jumbo Enterprises Limited	286,313	January 18, 2008
First Prestige, Inc.	665,180	January 18, 2008
JD Infinity Holdings, Inc.	475,129	January 18, 2008
Catalpa Holdings, Inc.	475,129	January 18, 2008
Avenndi	20,000	January 18, 2008
Yingyue Song	13,762	January 18, 2008
Wei Zhuang	5,000	January 18, 2008
Jing Jin	2,000	January 18, 2008
Total	40,000,000	January 18, 2008

68.	Please disclose the name and address of your transfer agent.

Answer: Please be advised we have disclosed the name and address of our transfer agent on page 39.

Available information, page 33

69.
We note your statement in the paragraph prior to the table of contents that "[n]either the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof." The noted statements are inappropriate given your Item 512(a) undertakings. Revise to delete the noted language.

Answer: Please note we have deleted the statement that “[n]either the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.”

70.	Please move the table of contents along with your logo and date of the prospectus to the back cover page following your financial statements.

Answer: Please note we have moved the table of contents along with your logo and date of the prospectus to the back cover page following our financial statements.

Baby Fox International. Inc.

Financial Statements - Six Months Ended December 31, 2007 and 2006

General

71.
Please note the updating requirements for the financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with all amendments.

Answer: Please be advised that our independent auditor has presented a currently dated consent.

72.
We note that Baby Fox was incorporated on August 13, 2007 and entered into an agreement to acquire Shanghai Baby Fox on September 20,2007. Provided September 20,2007 was also the date of consummation of this acquisition, the following financial statements would be required in your amended registration statement if filed on or before August 14,2008:

•	Audited financial statements of Baby Fox for the period from inception (August 13, 2007) through March 31,2008.
•	The balance sheet should present the consolidated company as of March 31, 2008 (i.e. Baby Fox and Shanghai Baby Fox).
•	The statement of operations and statement of cash flows should include Baby Fox from inception (August 13,2007) to March 31,2008 and Shanghai Baby Fox from September 20,2007 through March 31,2008.

•	Audited statement of operations and statement of cash flows of Shanghai Baby Fox for the period from July 1, 2007 to September 19,2007.
•	Audited financial statements of Shanghai Baby Fox for the fiscal years ended June 30, 2007 and 2006 (currently included in your registration statement).
A complete set of notes should be provided for each entity. The pre-merger financial statements should be clearly labeled as predecessor financial statements. The financial statements can be presented together with a line of demarcation between the financial statements of the predecessor (i.e. Shanghai Baby Fox) and the issuer (i.e. Baby Fox) or each entity's financial statements can be presented separately.

Answer: Please be advised that we have revised to include the updated financial statements and a complete set of notes for each entity.

73.	Please revise to disclose the reporting currency on the face of your interim financial statements.

Answer: Please be advised that our independent auditor has disclosed on the face of our interim financial statements that the reporting current currency of our financial statement is U.S. Dollar.

74.	Please disclose your fiscal year end.

Answer: Please be advised that our independent auditor has revised the statement to disclose that our fiscal year end is June 30.

Consolidated Statement of Income

75.	Please revise to provide the earnings per share disclosure required by SFAS No. 128.

Answer: Please be advised that we have revised our statement to provide the earnings per share required by SFAS No. 128.

Consolidated Statement of Cash Flows

76.
Per the acquisition agreement filed as exhibit 10.1 to your Form S-l, we note that you acquired Shanghai Baby Fox for cash consideration of RMB 5.72 million. Please revise to present your acquisition of Shanghai Baby Fox as a discrete line item in the statement of cash flows.

Answer: Please be advised that we have revised the notes to disclose that the transaction was a “transaction under common control” and the financial statements presented are those of the accounting acquirer, Shanghai Baby Fox.

Notes to Financial Statements

Note 1 -Summary of Significant Accounting Policies

General

77.
It appears from your disclosure on page 1 that you purchased 100% of the equity shares of Shanghai Baby Fox in September 2007 in exchange for RMB 5.72 million. Please provide a detailed discussion of how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment. Please refer to the guidance in SFAS No. 141, particularly paragraphs (16) and (17).

Answer: Please be advised that we have revised the notes to disclose that the transaction was a “transaction under common control” and the financial statements presented are those of the accounting acquirer, Shanghai Baby Fox.

Principles of Consolidation

78.
Please revise to include an affirmative statement, if true, that all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading have been made. Please refer to the guidance in Rule 8-03 of Regulation S-X.

Answer: Please be advised that we have included the affirmative statement in the footnote No.1 to the unaudited financial statement for the three months period ended September 30, 2008.

Report of Independent Registered Public Accounting Firm

79.
Please advise your independent accountant to revise the second paragraph of their report to make reference to the "standards of the Public Company Accounting Oversight Board" in place of the "auditing standards of the Public Company Accounting Oversight Board.” Refer to PCAOB Auditing Standard 1.

Answer: Please be advised that we have revised the second paragraph of the report to state “standards of the Public Company Accounting Oversight Board.”

Balance Sheet

80.	Please be advised that the audited balance sheet as of June 30, 2007 and 2008 has been filed.

Answer: Please be advised that an audited balance sheet as of June 30, 2006 has been filed.

Statements of Income

81.
In order to enhance an investor's understanding, please revise the face of the statements of operations for each period presented to provide additional detail regarding the material components of sales (e.g. present separately sales at corporate and non-corporate owned stores, fee revenue, etc) and the associated components of costs of sales.

Answer: Please be advised that our independent auditor has revised the statement to provide the information requested.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

General

82.	Please disclose your accounting policy for accounts receivable and the allowance for doubtful accounts. Please refer to the guidance in APB 22.

Answer: Please be advised that we have revised our summary to disclose the accounting policy for accounts receivable and the allowance for doubtful accounts.

83.
Tell us whether your four distinctive product lines (i.e. casual wear, evening wear, business wear and accessories) represent separate operating segments as defined in paragraph (10) of SFAS No. 131 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs (25) - (28) of SPAS No. 131. In this connection, please expand Management's Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

Answer: Please be advised that our four (4) distinctive product lines do not represent separate operating segments, and we have expanded our Management’s Discussion and Analysis to analyze sales, profitability and cash needs for our corporate and non corporate stores, respectively.

Revenue Recognition

84.
Please revise your revenue recognition policy so that it is tailored to your business. Your revised disclosure should provide a link between each source of revenue (i.e. revenue from sales at corporate owned stores, sales to non-corporate retailers, fee revenue, etc.) and the criteria for revenue recognition per SAB 104.

Answer: Please be advised that we have revised our revenue recognition policy to make it tailored to our business, and the revised disclosure provides a link between each source of revenue and the criteria for revenue recognition per SAB 104.

85.	Please disclose your accounting policy for shipping and handling fees charged to noncorporate retailers. Please refer to the guidance in EITF 00-10.

Answer: Please be advised that we have revised our accounting policy for shipping and handling fees charged to noncorporate retailers.

86.
Please tell us whether you included your distribution network costs (e.g. purchasing and receiving costs, inspection costs, warehousing costs, etc.) in the costs of sales line item. If you currently exclude a portion of these costs from cost of sales please disclose the line items that these excluded costs are included in and the amounts included therein. Additionally, in your MD&A section, if applicable, please disclose that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in costs of sales and others exclude a portion of them from gross margin.

Answer: Please note that we have revised to disclose that our cost of sales includes purchasing, receiving, warehousing and other costs in the footnote 1 to the Financial Statements for the fiscal year of 2008.

87.	Please disclose your policy for sales returns and allowances on your retail sales, Please refer to the guidance in SFAS No. 48.

Answer: Please be advised that we have disclosed our policy for sales returns and allowances on your retail sales.

88.
Considering the comment above, please revise your critical accounting policies to disclose the nature and amounts of revenue dilution (e.g., product returns, discounts for early payment or volume discounts, credits for product that is not sold by within two to three weeks, as disclosed on page 17, and other allowances). Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

Answer: Please be advised that we have revised our critical accounting policies to disclose the nature and amounts of revenue dilution in the financial statement for the fiscal years ended June 30, 2008 and 2007. In addition, we have also revised our critical accounting policy section to explain the nature and amounts of revenue dilution.

89.
As it relates to sales to non-corporate stores, it appears that you allow non-corporate stores to return products that do not sell within two to three weeks. In the context of this right of return, please disclose your revenue recognition policy for sales to non-corporate stores. Please refer to the guidance of SFAS No. 48.

Answer: Please be advised that we have disclosed our revenue recognition policy for sales to non-corporate stores.

Inventories

90.	Please revise to disclose how you account for broken assortments, the use of markdowns and shortage.

Answer: Please be advised that we have revised our accounting policy to disclose how we account for broken assortments, the use of markdowns and shortage.

New Accounting Pronouncements

91.
We note that you have provided a discussion of recently issued accounting standards. Please revise your disclosure to explain the impact that these recently issued accounting standards are expected to have on your financial position and results of operations. Refer to SAB Topic I1M.

Answer: Please be advised that we have revised our statement to disclose that the adoption of the recently issued accounting standards will not have a material effect on our financial condition or results of operations.

Note 5-Income Taxes

92.	We note that you were not subject to income taxes during your first calendar year of operations. Please provide the disclosures related to tax holidays as required by SAB Topic 11C.

Answer: Please be advised that we have revised our statement to provide the disclosures related to tax holidays as required by SAB Topic 11C.

93.	As it relates to your provision for income taxes, please revise to provide the disclosures required by SFAS No.109.

Answer: Please be advised that we have revised our statement to provide the disclosures required by SFAS No. 109.

Note 7 - Commitments and Contingencies

94.	We note that you have entered into operating leases with expiration dates through 2011. Please disclose your future minimum rental payment commitments as required by paragraph (16b) of SFAS No. l3.

Answer: Please be advised that we have revised our statement to disclose our future minimum rental payment commitments as required by paragraph 16(b) of SFAS No. 13.

95.
We note that you have entered into certain store leases that provide for contingent rental payments calculated as a percentage of sales. Please disclose your contingent rent expense for each period as required by paragraph 16 (c) of SFAS No. 13.

Answer: Please be advised that we have revised our statement to disclose our contingent rental expense for each period as required by paragraph 16(c) of SFAS No. 13.

96.
We note that your executive office space is owned by a member of the board of directors and you are not charged for its use. Please revise to record all expenses incurred on your behalf by management including rent expense. Please refer to the guidance in SAB Topic l.B.l.

Answer: Please be advised that we have revised our statement to record all expenses incurred on our behalf by management including rent expense.

Exhibits

97.	Please provide an accountant's awareness report (see Exhibit 15 under Item 601 of Regulation S-K) for the review report issued for the six month period ended December 31, 2007.

Answer: Please be advised that our amended registration statement does not include the review report for the six month period ended December 31, 2007. Accordingly, we do not need to include an accountant’s awareness report.

Part II

Other Expenses of Issuance and Distribution

98.	Please advise us why the company has no printing costs in connection with the distribution of the securities. We may have further comment.

Answer: Please be advised that we have amended the statement to include the printing costs.

Item 15  Recent Sales of Unregistered Securities

99.
Please revise to provide a more detailed factual and legal analysis for each of the private placements discussed in this section. See Item 701 (d) of Regulation S-K. Without limiting the generality of the forgoing, please revise to:

a.	explain who the 32 investors from the March 2008 private placement are and what relationships they have to the company or its officers;

Answer: Please note that we have explained the identity of the 32 investors in the March 2008 private placement and their relationship they have with us and our officers on page II-1.

b.	clarify the nature of the services provided by each entity listed as a purchaser on January 18,2008 and state the value of the consideration exchanged and not merely the par value of your stock;

Answer: Please note that we have clarified the nature of the services provided by each entity listed as a purchaser on January 18, 2008 and stated the value of the consideration exchanged on page II-3.

c.	tailor your legal discussion of the January 18,2008 issuance which appears more like a financing-related discussion than a transaction for services rendered discussion;

Answer: Please note that we have provided tailored legal discussion of the January 18, 2008 issuance on page II-3.

d.	indicate whether the investors in the January 18,2008 and March 2008 offerings were sophisticated investors;

Answer: Please note we have disclosed that the investors in the January 18, 2008 and March 2008 offerings were sophisticated investors on page II-2.

e.	also clarify whether the investors in the March 2008 offering were accredited investors; and,

Answer: Please note we have clarified that the investors in the March 2008 offering were accredited investors on page II-2.

f.	clarify the ultimate control person for Baby Fox Limited and revise your existing Form S-l disclosure to indicate that they are your parent and control you..

Answer: Please note that we have clarified that the ultimate control person for Baby Fox Limited is Mr. Hitoshi Yoshida on page II-3, and have inserted a diagram on page 1 to indicate that they controls us.

Item 16 Exhibits and Financial Statement Schedules

100.	Please revise to file all of the exhibits contemplated by Item 601 of Regulation S-K. We specifically note that the company has not filed any material contracts.

Answer: Please be advised that we have filed all the exhibits contemplated by Item 601 of Regulation S-K. Please see our exhibit table on page II-4.

101.
Please file the option agreements, noted on page 14 of the Form S-l which allow management of the Registrant to purchase the shares held by Hitoshi Yoshida (who owns the majority of the Registrant's common stock), as exhibits to the Form S-l.

Answer: Please be advised we have filed the option agreements as the exhibits to the Form S-1. See Exhibits 99.1, 99.2 and 99.3.

Undertakings

102.	Please revise to include the entire undertaking required by Item 512(a) of Regulation S-K.

Answer: Please be advised that we have revised the statement to include the entire undertaking required by Item 512(a) of Regulation S-K.

Signatures

103.	Please include the signature of your principal financial officer and controller in any subsequent amendment.

Answer: Please note we have included the signature of our principal financial officer and controller in the amendment.

Very truly yours,

Baby Fox International, Inc.

By:	/s/ Jieming Huang
Jieming Huang President and Chief Executive Officer